November 21, 2014

VIA EDGAR

Mr. Stephen Krikorian, Accounting Branch Chief

Mr. Ryan Rohn, Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Qihoo 360 Technology Co. Ltd.

Form 20-F for the fiscal year ended December 31, 2013

Filed April 25, 2014

File No. 001-35109

Dear Mr. Krikorian and Mr. Rohn:

The Company has received the letter dated November 7, 2014 from the staff of the Securities and Exchange Commission regarding our annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”). The Company needs additional time to prepare the response and hereby requests an extension of the response deadline to December 5, 2014.

If you have any additional questions regarding the Form 20-F, please contact me at +86 186 0192 6800, Fan Zhang, our general counsel, at +86 189 1015 1329, or David Zhang of Kirkland & Ellis, our U.S. counsel, at +852 3761 3318. Thank you.

Very truly yours,

Qihoo 360 Technology Co. Ltd.

By: /s/ Alex Zuoli Xu
Name: Alex Zuoli Xu
Title: Co- Chief Financial Officer